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Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

        The following table sets forth our ratio of earnings to fixed charges on a reported basis for the periods indicated. Earnings consists of income from continuing operations plus fixed charges. Fixed charges consist of interest expense.

	Year Ended December 31,
						Three Months Ended March 31, 2004
	1999	2000	2001	2002	2003
RATIO OF EARNINGS TO FIXED CHARGES
Income (loss) from continuing operations	$18,966	$(43,250)	$(15,588)	$(3,744)	$23,341	$(9,945)
Interest expense	42,947	42,400	33,204	27,381	23,388	24,253

Earnings	$61,913	$(850)	$17,616	$23,637	$46,729	$14,308

Interest expense	$42,947	$42,400	$33,204	$27,381	$23,388	$24,253

Total fixed charges	$42,947	$42,400	$33,204	$27,381	$23,388	$24,253

Ratio of earnings to fixed charges	1.4x	*	*	*	2.0x	*

*
Our earnings were insufficient to cover fixed charges by $43,250, $15,588, $3,744 and $9,945 in 2000, 2001, 2002 and for the three-months ending March 31, 2004 respectively.

        The following table gives effect to issuance of the notes, the application of the proceeds therefrom as described in "Use of Proceeds" and the effectiveness of our new senior credit facility, as if these transactions had occurred as of January 1, 2003 and January 1, 2004, respectively.

	Year Ended December 31, 2003	Three Months Ended March 31, 2004
RATIO OF EARNINGS TO FIXED CHARGES—PRO FORMA
Income (loss) from continuing operations	$2,789	$(13,095)
Interest expense	43,940	27,403

Earnings	$46,729	$14,308

Interest expense	$43,940	$27,403

Total fixed charges	$43,940	$27,403

Ratio of earnings to fixed charges	1.1x	*

*
Our pro forma earnings for the three-months ending March 31, 2004 were insufficient to cover fixed charges by $13,095.

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RATIO OF EARNINGS TO FIXED CHARGES